SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Momentum Builds: Internet Gold Once Again Reports Record Quarter dated May 11, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Momentum Builds: Internet Gold Once Again Reports Record Quarter

Thursday May 11, 1:03 am ET

Revenues Reach NIS 94.9M With Growing Operating Profit

Aggressive Marketing and Acquisitions Continue to Drive Strong Growth in Communications and Media Segments

PETACH TIKVA, Israel, May 11 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq NMS and TASE: IGLD) today reported financial results for the quarter ended March 31, 2006. Highlights

- Record revenues: quarterly sales reach an all-time high of $20.3 million, up 40% year-over-year and 17% compared with Q4 2005


- Growing profits: operating and net income reach NIS 9.7 million and NIS 6.6 million, respectively


- Primary growth drivers:

> smile.communications: renewed growth in broadband subscriber base; ongoing expansion of voice traffic hubbing revenues; ramp-up in number of large-scale IT integration projects

> smile.media: continued expansion of portfolio of Internet media properties to address rising Internet advertising budgets

- Structural reorganization: as part of its ongoing efforts to streamline its operations and create value, the Group is reorganizing its business activities into two subsidiaries: smile.communications Ltd. and smile.media Ltd.


Financial Results

Revenues for the first quarter of 2006 reached a record of NIS 94.9 million (US$
20.3 million), an increase of 40% compared with NIS 68.0 million in the first quarter of 2005 and 17% compared with the fourth quarter of 2005.

Operating income for the quarter reached a record of NIS 9.7 million (US$ 2.1 million), an increase of 19% compared to NIS 8.1 million in the first quarter of 2005 and 35% compared to the fourth quarter of 2005.

Net income for the quarter reached NIS 6.6 million (US $1.4 million), or NIS
0.36 (US$ 0.08) per share compared to NIS 6.6 million, or NIS 0.36 per share, for the first quarter of 2005, and NIS 5.4 million, or NIS 0.29 per share, for the fourth quarter of 2005.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "Following 19 consecutive quarters of profits and positive cash flow, we are extremely pleased to report yet another quarter of record revenues, an achievement which demonstrates our expanding leadership in Israel's rapidly growing Internet space. The rise in our revenues and profitability derives from the growth of all our businesses as well as the success of the streamlining measures put into place during the second half of 2005."

Mr. Holtzman continued, "We are currently reorganizing our business activities into two focused subsidiaries: Smile.Communications Ltd. for our service businesses (Internet access and related value-added services, international telephony and business services), and Smile.Media Ltd. for our media and e-Commerce businesses. This is a strategic move designed to optimize the efforts of our specialized management, helping us further improve the Group's financial results, while creating significant shareholder value.

"During the first quarter, smile.communications benefited from a new wave of 2.5 Mbps Broadband Access subscribers, a development which we believe will result in increased revenues and average revenues per user later this year. International telephony, smile.communications's second major revenue stream, continues to benefit from ongoing market growth and is becoming an increasingly significant player in the high-volume hubbing services marketplace. smile.media is benefiting from a significant shift of Israeli advertising budgets towards the Internet, a trend that we believe will continue to build in the future. As a result of our consolidation activities and effective marketing, advertising on our portals now accounts for a significant portion of Israel's total e-Advertising market and we are continuing our efforts to expand our leadership position."

Mr. Holtzman concluded, "Our plan for 2006 includes the continued development of our communication and media franchises with the goal of capitalizing fully on promising new opportunities in our markets. In parallel, we have begun actively evaluating a number of avenues for potential international expansion. With a clear focus, favorable markets and strong momentum, we are optimistic regarding our future prospects."

Business Segment Overview

As part of the Group's ongoing efforts to streamline its operations and optimize its marketing investments, the Group has recently reorganized its business activities into smile.communications and smile.media.


smile.communications Ltd. : includes the Group's Internet access, value-added services, telephony and business services activities.

- smile.net: the Group carried out an extensive marketing campaign during the first quarter, resulting in a 5% increase in its broadband subscriber base together with strong sales of e-Safe Secured Internet Access and Wi-Fi-upgrade services.

- smile.015 - International Telephony: revenues from the Group's high-volume hubbing services grew dramatically during the first quarter, due primarily to the Group's success in generating high telephony traffic from Israel to specific international destinations.

- smile.biz: continuously increasing demand for IT infrastructure deployment and integration services resulted in a 12% increase in revenues as compared with the fourth quarter of 2005.


smile.media Ltd.: includes the group's e-Advertising / e-Content, and e-Commerce businesses.

- e-Advertising / Content: the Group's portal revenues grew by 47% on a year-over-year basis and 39% compared with the fourth quarter of 2005, reflecting a growing share of Israel's total Internet advertising market. As part of its ongoing consolidation efforts, the Group made three acquisitions since January:

> Seret cinema portal: in January, the Group acquired a 51% interest in Seret Ltd., a leading Israeli cinema portal.

> Yahala Arab-language portal: in March, the Group acquired a 51% interest in Yahala Ltd., one of Israel's largest Arab-language portals.

> GPG advertising network: in April, the Group acquired a 75% interest in GPG, an e-advertising network which generates e-advertising revenues through various portals. As of April 2006 the GPG Network portals reached about 57 million page views.

- smile.shops: revenues from the Group's e-Commerce properties rose by 15% on a year-over-year basis.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade under the symbol IGLD on the Nasdaq National Market and the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of March 31, 2006 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2006 (NIS 4.665 = U.S. Dollar 1.00). The U.S. Dollar ( $) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

    Consolidated Balance Sheets


                                                                 Convenience
                                                                 translation
                                                                     into US
                                                                     Dollars
                                                                         NIS
                                                                  4.665=US$1
                               March 31    March 31  December 31    March 31
                                   2006        2005         2005        2006
                             (Unaudited) (Unaudited)    (Audited) (Unaudited)
                                      NIS (in thousands)              US$
                                                                   thousands

    Current assets
    Cash and cash               264,095      64,173      265,488      56,612
    equivalents
    Short-term investment         1,213           -          804         260
    Trade receivables, net       75,395      59,922       67,988      16,161
    Other receivables            14,372       9,989       12,201       3,081
    Deferred taxes                  497       2,081        1,111         107

    Total current assets        355,572     136,165      347,592      76,221

    Investments
    Deferred taxes                  107          35           40          23
    Long-term investments            75          75           75          16
    Minority's share in
    surplus of liabilities
    over
    assets in consolidated           95           -            -          20
    subsidiary
    Other investments               200           -          200          43

                                    477         110          315         102

    Property and equipment,      35,594      40,274       36,222       7,630
    net

    Other assets and            110,292     114,400      117,889      23,642
    deferred charges

    Assets allocated to               -       2,152            -           -
    discontinued operation

    Total assets                501,935     293,101      502,018     107,595

    Consolidated Balance Sheets


                                                                  Convenience
                                                                  translation
                                                                      into US
                                                                      Dollars
                                                                          NIS
                                                                   4.665=US$1
                                  March 31    March 31 December 31    March 31
                                      2006        2005        2005        2006
                                (Unaudited) (Unaudited)   (Audited) (Unaudited)
                                         NIS (in thousands)              US$
                                                                     thousands

    Current liabilities
    Short-term bank loans            8,063      11,426      12,684       1,728
    Accounts payable                63,118      70,593      55,987      13,530
    Other payables                  28,293      14,233      24,922       6,065
    Total current liabilities       99,474      96,252      93,593      21,323

    Long-term liabilities
    Long-term loans and other
    long-term
    obligations                     27,204      61,306      33,570       5,831
    Liability for termination of
    employer-
    employee relations, net          7,324       6,588       7,506       1,570
    Convertible debentures         203,703           -     218,676      43,666
    Total long-term liabilities    238,231      67,894     259,752      51,067

    Liabilities allocated to
    discontinued
    operation                            -         434           -           -

    Shareholders' equity
    Ordinary shares                    197         197         197          42
    Additional paid in capital     216,864     215,040     216,864      46,487
    Proceeds from options,
    debentures and warrants         15,612           -       6,675       3,347
    Accumulated deficit            (68,443)    (86,716)    (75,063)    (14,671)
    Total shareholders' equity     164,230     128,521     148,673      35,205

    Total liabilities and          501,935     293,101     502,018     107,595
    shareholders' equity

    Consolidated Statements of Operations


                                                                   Convenience
                                                                   translation
                                                                       into US
                                                                       Dollars
                                                                           NIS
                                                                    4.665=US$1
                                                                   Three month
                                      Three-month period     Year       period
                                            ended           ended        ended
                                          March 31       December 31  March 31
                                       2006       2005       2005         2006
                                   (Unaudited)(Unaudited)(Audited)  (Unaudited)
                                             NIS thousands         US$ thousands
                                                (except per share data)

    Revenues                           94,860    68,015   297,707       20,334

    Costs and expenses:
    Cost of revenues                   58,970    33,540   159,943       12,641
    Selling and marketing expenses     17,938    18,934    75,710        3,845
    General and administrative          8,294     7,442    33,156        1,778
    expenses

    Total costs and expenses           85,202    59,916   268,809       18,264

    Income from operations              9,658     8,099    28,898        2,070

    Financing expenses, net             2,558       649     9,403          548
    Other income, net                     (23)      (35)     (237)          (5)

    Net income after financing          7,123     7,485    19,732        1,527
    expenses

    Tax expenses                          598       857     1,451          128

    Minority's share in consolidated      (95)         -         -         (20)
    subsidiary

    Net income                          6,620     6,628    18,281        1,419

    Income per share, basic and
    diluted
    Net income per NIS 0.01 par value
    of shares (in NIS)                   0.36      0.36      0.99         0.08
    Weighted average number of shares
    outstanding (in thousands)         18,432    18,432    18,432       18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)


                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 11, 2006